SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                   For the fiscal year ended December 31, 2002


   _X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
                                      1934

  ___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                 of 1394 For the transition period from      to


                          Commission file number 1-8291

                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
                            (Full title of the Plan)


                        Green Mountain Power Corporation
                                 163 Acorn Lane
                              Colchester, VT 05446
                                 (802) 864-5731

  (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust

                       FINANCIAL STATEMENTS AND SCHEDULES

                        December 31, 2002, 2001 and 2000

                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                                TABLE OF CONTENTS
                                December 31, 2002









                                                                            Page
                                                                            ----

INDEPENDENT  AUDITOR'S  REPORTS                                                3


FINANCIAL  STATEMENTS

     Statements  of  Net  Assets  Available  for  Plan  Benefits               5

     Statements  of Changes in Net Assets Available for Plan Benefits          6

     Notes  to  Financial  Statements                                          7


SUPPLEMENTARY  INFORMATION

     Assets  Held  at  Year  End                                              12

     Reportable  Transactions                                                 13

     Nonexempt  Transactions                                                  14

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To  the  Retirement  Board
Green  Mountain  Power  Corporation
     Employee  Savings  and  Investment  Plan  and  Trust


We have audited the accompanying statements of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held at year end, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  Deloitte  &  Touche  LLP
June  26,  2003

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The  Retirement  Board
Green  Mountain  Power  Corporation
   Employee  Savings  and  Investment  Plan  and  Trust:


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) as of December 31, 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/  KPMG  LLP


June  17,  2002
Burlington,  Vermont

GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Net  Assets  Available  for  Plan  Benefits

December  31,  2002  and  2001


                                                       2002               2001
                                                      ----                ----


Assets:
Investments  at  fair  value:
Green  Mountain  Power  Corporation,  common  stock,
 $3,740,816 and $2,341,258, respectively           $ 3,862,796      $  3,301,978
Registered  investment  companies,  cost
$16,372,642 and $18,608,015, respectively            16,004,081       17,866,507
                                                   ------------     ------------


                                                     19,866,877       21,168,485


                      Participants' loans               560,683          608,170
                                                   ------------     ------------


                        Total investments            20,427,560       21,776,655
                                                   ------------     ------------



   Net assets available for Plan benefits           $20,427,560      $21,776,655
                                                   ============     ============


See  accompanying  notes  to  financial  statements.


GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust

Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits

Years  ended  December  31,  2002,  2001  and  2000


                                                    2002          2001          2000
                                                ------------  ------------  ------------
Investment income (loss):
Interest . . . . . . . . . . . . . . . . . . .  $    46,512   $    39,881   $    24,918
Dividends. . . . . . . . . . . . . . . . . . .      330,343       495,128     1,548,294
Net depreciation in fair value of investments.   (1,828,958)     (747,774)   (1,506,097)
                                                ------------  ------------  ------------

                                                 (1,452,103)     (212,765)       67,115
                                                ------------  ------------  ------------

Contributions:
Employer . . . . . . . . . . . . . . . . . . .      365,456       361,102       390,913
Participant. . . . . . . . . . . . . . . . . .    1,034,104     1,022,150       980,369
                                                ------------  ------------  ------------

                                                  1,399,560     1,383,252     1,371,282
                                                ------------  ------------  ------------


Administrative expenses. . . . . . . . . . . .       15,567        33,784        27,436

Participants' withdrawals and distributions. .    1,280,985     1,799,443     1,839,662
                                                ------------  ------------  ------------


Total deductions . . . . . . . . . . . . . . .    1,296,552     1,833,227     1,867,098
                                                ------------  ------------  ------------


Net increase (decrease). . . . . . . . . . . .   (1,349,095)     (662,740)     (428,701)


Net assets available for Plan benefits:
Beginning of year. . . . . . . . . . . . . . .   21,776,655    22,439,395    22,868,096
                                                ------------  ------------  ------------


End of year. . . . . . . . . . . . . . . . . .  $20,427,560   $21,776,655   $22,439,395
                                                ============  ============  ============




See  accompanying  notes  to  financial  statements.


                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE  1     PLAN  DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan established by Green Mountain Power Corporation (the "Company"). The Plan covers substantially all full-time employees of the Company.

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------
Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes a matching contribution of 100% of the first 4% of contributions made by the participants.

Participant  Accounts
---------------------
Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of applicable Federal tax.

Vesting
-------
Participants are immediately vested in their voluntary contributions as well as the Company's contribution and any earnings thereon.
Trustee
-------
The Company changed Trustees on December 2, 2002, changing from American Century to Cigna.

Investment  Options
-------------------
Upon enrollment, participants may direct their contributions to any of the following investment options in 1% increments.

Intermediate  Term Treasury Fund - This fund is invested in U.S. Treasury bills,
--------------------------------
notes  and  bonds.

Value  Fund  -  A  conservative  equity  fund  seeking long-term capital growth.
-----------
Income  is  a  secondary  objective.
-----

International  Discovery  Fund  -  Emerging growth fund seeking long-term growth
------------------------------
primarily  through  a diversified international portfolio of equity investments.
---

Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar
----------------------------
denominated money market instruments and other short-term obligations of banks, governments and corporations.

Charles  Schwab  Discretionary  Investment  - With a minimum amount of $1,000 an
------------------------------------------
individual  can  purchase  investments  that  are offered through Schwab.  These
---
investments  include  mutual  funds,  over-the-counter  stocks,  certificates of
---
deposits,  money  markets,  and  federally  backed  investments  and  bonds.  A
---
participant  may  not  reallocate  more  than 50% of their total balance to this
---
investment  group.
---

Baron  Asset  Fund  -  A small mid-cap growth fund seeking capital appreciation.
------------------
Investments  are  primarily  in  small  and mid-cap companies with market values
--
between  $100  million  and  $5  billion.
--

Green  Mountain  Power  Corporation
Employee  Savings  and  Investment  Plan  and  Trust
NOTES  TO  FINANCIAL  STATEMENTS
December  31,  2002
NOTE  1     PLAN  DESCRIPTION  (continued)

U.S. Small Company Fund - A fund that invests in small U.S. companies seeking to
-----------------------
outperform the Russell 2000 index. Investment strategies include spreading risk among many different industries so performance is less dependent on one particular industry.

International  Growth  Fund  -  A  fund  seeking  capital  growth through equity
---------------------------
securities  of  small  foreign  companies.
-------

Equity  Index  Fund  -  This  fund  seeks  to  match investment results with the
-------------------
Standard  &  Poor's  500  Composite  Stock  Index.  Stock  mixes are weighted as
-------
similar  to  the  S&P  500  Index  as  possible.
------

GMP  Stock  Fund  -  This  fund  is invested in Green Mountain Power Corporation
----------------
common  stock.
-----


As of December 2, 2002, the following investment opportunities were changed to reflect the new investment funds available in addition to the GMP Stock noted above with the conversion to Cigna:

Guaranteed  Income  Fund - This fixed income fund offers safety of principal and
------------------------
an attractive rate of return. The principal and interest are currently guaranteed by Connecticut General Life Insurance Company.


Core  Bond  Fund  -  This  fund  invests  in  high quality domestic fixed income
----------------
securities, including mortgage and asset backed securities as well as Government
-------
issues.

Cigna  Lifetime  Funds  -  This  family  of  funds  offers  five  multi-asset,
----------------------
multi-managed  investment  portfolios.  Each fund offers a different risk/return
-----------
characteristic and is based on the life-cycle theory of investing in that different bond/stock mixes are appropriate for individuals at different times of their lives based on age.

American  Century  Ultra  Account - This mutual fund invests in primarily equity
---------------------------------
securities  of  large  companies that offer the potential of better-than-average
--
capital  appreciation.
--

Large  Cap  Value  Fund - This fund is managed by Wellington Management Company,
-----------------------
LLP  following  their  Research  Value  style.
--

S&P  500  Index  Fund - This fund is managed by Times Square Capital Management,
---------------------
Inc.  and  reflects  the  composition  of  the  S&P  500  Index.
--

American  Century  Equity  Index Fund- This mutual fund seeks to provide current
-------------------------------------
income  with  capital  appreciation  as  a  secondary  objective.
--

Mid  Cap  Growth/Artisan  Partners  -  This  fund is managed by Artisan Partners
-------------------------------------
Limited  Partnership  and invests primarily in the common stocks of medium-sized
-----
companies.

AIM  Small  Cap  Growth  Fund  -  This  fund  seeks  long-term  capital  growth.
-----------------------------

Strong Advisor Small Cap Value Fund - This fund invests wholly in Class Z shares
-----------------------------------
of  the  Strong  Advisor  Small  Cap  Value  Fund.

T.  Rowe  Price  Small-Cap  Stock  Fund-  This account invests wholly in Advisor
---------------------------------------
shares of the T. Rowe Price Small-Cap Stock Fund.  The objective of this fund is
-----
to seek capital growth by investing in undervalued stock of small capitalization companies.

International  Growth/Putnam  Fund  -  This  fund  is  sub-advised  by  Putnam
----------------------------------
Investments and invests primarily in companies located outside the United States
----------
of  America.

Templeton Foreign Account - This account invests wholly in the Templeton Foreign
-------------------------
Fund. This mutual fund seeks long term capital growth by investing primarily in the equity securities of companies located outside the U.S., including emerging markets.


Green  Mountain  Power  Corporation
Employee  Savings  and  Investment  Plan  and  Trust
NOTES  TO  FINANCIAL  STATEMENTS
December  31,  2002
NOTE  1     PLAN  DESCRIPTION  (continued)

American  Century  Strategic Allocation Funds:  Moderate/Aggressive -These asset
-------------------------------------------------------------------
allocation funds invest in stocks, bonds and money market securities. The diversification of these investments depends on the objective; whether it is moderate or aggressive.

Participants'  Loans
--------------------
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 - 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions. Payment of Benefits
---------------------
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE  2  SUMMARY  OF  ACCOUNTING  POLICIES

Basis  of  Accounting
---------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

Use  of  Estimates
------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment  Valuation  and  Income  Recognition
-----------------------------------------------
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are stated at cost that approximates fair value.

Payment  of  Benefits
---------------------
Benefit  payments  are  recorded  when  paid.

NOTE  3  RELATED  PARTY  TRANSACTIONS

The Plan's investments are held in trust by UMB Bank, N.A. and managed by Cigna. Prior to December 3, 2002, the plan was managed by American Century Recordkeeping Services. The Plan's administrative expenses represent fees paid for these services and qualify as party-in-interest transactions. Automatic Data Processing, Inc. provides payroll processing for the Company and qualifies as a party-in-interest, however the Company pays for the cost of the services directly.

NOTE  4  PLAN  TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to provisions of ERISA.




                        Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE  5  INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 are as follows:


                                          2002        2001
                                       ----------  ----------
Value Fund. . . . . . . . . . . . . .  $        -  $2,447,903
International Discovery Fund. . . . .           -   2,709,068
Strategic Allocation Moderate Fund. .           -   2,220,409
Strategic Allocation Aggressive Fund.           -   2,201,568
Premium Capital Reserve Fund. . . . .           -   1,478,713
Equity Index Fund . . . . . . . . . .           -   3,126,519
Baron Asset Fund. . . . . . . . . . .           -   1,263,571
GMP Stock Fund. . . . . . . . . . . .   3,862,796   3,301,978
Large Cap Value/Wellington Management   2,222,715
International Growth/Putnam . . . . .   2,333,606
American Centruy Moderate Investor. .   2,030,017
Amercian Centruy Aggressive Investor.   1,944,011
Guaranteed Income Fund. . . . . . . .   3,076,177
S&P 500 Index Fund. . . . . . . . . .   2,334,728

NOTE  6  TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 8, 2002, that the Plan is qualified under the Internal Revenue Code (IRC) section 401(a) and the trust is tax-exempt under IRC 501(a). The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's tax counsel, the Plan has operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.

NOTE  7  REALIZED  GAIN  (LOSS)  ON  SALE  OF  INVESTMENTS

Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 2002, 2001 and 2000:


                                        Green Mountain     Registered
                                     Power Corporation     Investment
                                        Common Stock     Companies        Total
                                       --------------  -------------  -------------
                                                2002
Aggregate proceeds. . . . . . . . . .  $   4,066,382   $ 20,436,970   $ 24,503,352
Aggregate cost(based on average cost)     (2,803,754)   (23,062,763)   (25,866,517)
                                       --------------  -------------  -------------
Net gain(loss). . . . . . . . . . . .  $   1,262,628   $ (2,625,793)  $ (1,363,165)
                                       ==============  =============  =============
                                                2001
Aggregate proceeds. . . . . . . . . .  $   1,133,439   $  2,953,750   $  4,087,189
Aggregate cost(based on average cost)       (959,299)    (3,190,620)    (4,149,919)
                                       --------------  -------------  -------------
Net gain(loss). . . . . . . . . . . .  $     174,140   $   (236,870)  $    (62,730)
                                       ==============  =============  =============
                                                2000
Aggregate proceeds. . . . . . . . . .  $     356,875   $  4,112,491   $  4,469,366
Aggregate cost(based on average cost)       (460,674)    (3,707,641)    (4,168,315)
                                       --------------  -------------  -------------
Net gain(loss). . . . . . . . . . . .  $    (103,799)  $    404,850   $    301,051
                                       ==============  =============  =============

NOTE  8  NET UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The  following  summarizes  the  changes  in  net  unrealized  appreciation
(depreciation) in fair value of investments for the years ended December 31, 2002, 2001 and 2000:

     Beginning of     Increase     End of
         Year      (Decrease)      Year
      ----------  ------------  ----------
2002  $  219,212  $  (465,793)  $(246,581)
2001  $  904,256  $  (685,044)  $ 219,212
2000   2,711,404   (1,807,148)    904,256

NOTE  9  PROHIBITED  PARTY-IN-INTEREST  TRANSACTION

During the 2000 audit, the Plan administrator discovered that the quarterly employer contributions were calculated based upon inaccurate eligible earnings since the Company outsourced its payroll processing in 1999. In 2001, the Company contributed $13,852 to make the Plan whole.

During the 2001 audit, the Plan administrator discovered that an administrative fee was paid by the Plan which was not an obligation of the Plan. The Plan was made whole during 2001 with a Company contribution of $506.

There  were  no  prohibited  transactions  in  2002.


                     GREEN MOUNTAIN POWER CORPORATION               SCHEDULE 1
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  H,  Line  4i  -  Assets  Held  at  Year  End

      December  31,  2002
                                                              (C) NUMBER
                                                                OF SHARES,
                                                                   UNITS    (E) CURRENT
    (B) IDENTITY OF ISSUE                                          OR LOANS      VALUE
       ----------------------                                        ----------  -----
  *Green Mountain Power Corporation, common stock.                 182,163  $3,862,796
    American Century:
  *Cigna Lifetime 60 . . . . . . . . . . . . . . .                  46,949     561,973
   Guaranteed Income . . . . . . . . . . . . . . .                 122,711   3,076,177
  *American Century Ultra (ADV). . . . . . . . . .                   1,172      28,756
   LG CAP Value/Wellington Management. . . . . . .                 275,842   2,222,715
   S&P 500 Index . . . . . . . . . . . . . . . . .                  47,212   2,334,728
  *American Century Equity Income. . . . . . . . .                   4,001      27,003
   MD Cap Growth/Artisan Partners. . . . . . . . .                 144,113     982,483
   AIM Small Cap Growth CL A . . . . . . . . . . .                       2          36
   T. Rowe Price Small Cap-Adv. Sh.. . . . . . . .                  11,850     258,278
   International Growth/Putnam . . . . . . . . . .                 329,623   2,333,606
  *AM Century Aggressive Investor. . . . . . . . .                 353,457   1,944,011
  *AM Century Moderate Investor. . . . . . . . . .                 386,670   2,030,017
   Core Bond . . . . . . . . . . . . . . . . . . .                     341       4,469
   Strong Adv. Small Cap Value CL Z. . . . . . . .                     110       2,091
   Templeton Foreign Account . . . . . . . . . . .                       1          18
   Cash-transfer funds . . . . . . . . . . . . . .                 197,720

  *Participants' loans, interest rates ranging . .                 560,683
     from 5% to 9.5%
  Total investments. . . .               . . . . . . . . . . . .  $           20,427,560
                                                                     ======================


     Note: There were no assets held for investment which were both acquired and disposed during the Plan year, except for securities purchased from a broker/dealer and listed on a national securities exchange

     *  Parties-in-interest

     See  auditors'  report.



                   GREEN MOUNTAIN POWER CORPORATION                         SCHEDULE 2
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  H,  Line  4j  -  Reportable  Transactions

     Year  ended  December  31,  2002
                                                                        (H) CURRENT
                                                                            VALUE OF
                                      (C) PURCHASE(D) SELLING G) COST OF  ASSET ON    (I) NET GAIN
(A) IDENTITY OF PARTY INVOLVED            PRICE     PRICE       ASSET     TRANS. DATE    OR (LOSS)
----------------------------------------  ------  ----------  ----------  ------------  -----------
Green Mountain Power Corporation . . . .  $    -  $4,066,382  $2,803,754  $  4,066,382  $1,262,628
JP Morgan. . . . . . . . . . . . . . . .       -   1,305,560   1,336,981     1,305,560     (31,421)
American Century Value Fund. . . . . . .       -   2,540,582   2,645,607     2,540,582    (105,025)
American Century International Discovery       -   2,694,590   3,091,322     2,694,590    (396,732)
AM Century Strategic/Moderate. . . . . .       -   2,209,751   2,398,732     2,209,751    (188,981)
AM Century Strategic/Aggressive. . . . .       -   2,206,670   2,390,647     2,206,670    (183,977)
Premium Money Market . . . . . . . . . .       -   2,425,563   2,425,563     2,425,563           -
Equity Index . . . . . . . . . . . . . .       -   2,825,471   3,723,777     2,825,471    (898,306)
Government Bond. . . . . . . . . . . . .       -   1,701,307   1,775,638     1,701,307     (74,331)
Baron Funds. . . . . . . . . . . . . . .       -   1,305,530   1,871,753     1,305,530    (566,223)


 Note:  Reportable  transactions,  for  the  purpose  of  this  schedule,  are:
(a) Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year; or
(b) Series of transactions within the Plan year with, or in conjunction with, the same person, involving property other than securities, that amount in the aggregate to more than 5% of the fair value of Plan assets as of the beginning of the Plan year; or
(c) Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the Plan year; or
(d) Any "Securities" transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

See  Auditors'  Report.





                                                                            SCHEDULE 3
     GREEN  MOUNTAIN  POWER  CORPORATION
     Employee  Savings  and  Investment  Plan  and  Trust

     Schedule  G,  Part  III  -  Nonexempt  Transactions

     Year  ended  December  31,  2002

                RELATIONSHIP OF                                            EXPENSES                    NET GAIN
                PLAN EMPLOYER                                             INCURRED     COST   CURRENT  OR (LOSS)
 IDENTITY OF    OR OTHER        DESCRIPTION OF   PURCHASE SELLING LEASE    WITH         OF   VALUE OF   ON EACH
PARTY INVOLVED  PARTY-IN-INTEREST  TRANSACTION     PRICE  PRICE  RENTAL  TRANSACTION  ASSET  ASSET  TRANSACTION
--------------  -----------------  --------------  -----  -----  ------  -----------  -----  -----  -----------
                                   None to report


     See  auditors'  report.







INDEPENDENT  AUDITORS'  CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-38722, 333-39822 and 333-42356 on Form S-8 of Green Mountain Power Corporation of our report dated June 26, 2003 appearing in this Annual Report on Form 11-K of the Green Mountain Power Corporation Employee Savings and
Investment  Plan  and  Trust  for  the  year  ended  December  31,  2002.


/s/  Deloitte  &  Touche
June  26,  2003




CONSENT  OF  INDEPENDENT  AUDITORS'




Green  Mountain  Power  Corporation
163  Acorn  Lane
Colchester,  VT  05446-6612

Gentlemen:

We consent to the use of our report dated June 17, 2002, with respect to the financial statements of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 2001 and for each of the years in the two-year period then ended, in its Annual Report on Form 11-K.


/s/  KPMG  LLP

June  27,  2003
Burlington,  Vermont

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the
Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN  MOUNTAIN  POWER  CORPORATION
EMPLOYEE  SAVINGS  PLAN  AND  TRUST
PLAN  AND  TRUST

By:  /s/  Robert  J.  Griffin
-----------------------------
Robert  J.  Griffin  Chairperson  of
The  Retirement  Board  of  Directors

June  27,  2003